UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Abu Dhabi Commercial Bank PJSC

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

United Arab Emirates

(Jurisdiction of Subject Company’s Incorporation or Organization)

Abu Dhabi Commercial Bank PJSC

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Bashar Hamid Ibrahim Khairy

Group Company Secretary

Abu Dhabi Commercial Bank PJSC

ADCB Building, Sheikh Zayed Street

P.O. Box: 939, Abu Dhabi

United Arab Emirates

Telephone: +971 50 537 3458

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 21, 2025

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description

99.1	Invitation to the Shareholders to Subscribe for New Shares in a Rights Issue

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801 under the U.S. Securities Act of 1933, as amended, has been included in Exhibit 99.1 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X is being filed concurrently with the Securities and Exchange Commission on October 21, 2025.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abu Dhabi Commercial Bank PJSC

By:	/s/ Bashar Hamid Ibrahim Khairy
Name:	Bashar Hamid Ibrahim Khairy
Title:	Group Company Secretary
Date:	October 21, 2025